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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                             ALAMOSA HOLDINGS, INC.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   011589 10 8
    -------------------------------------------------------------------------
                                 (CUSIP Number)

                                  C. JEDSON NAU
                               100 CRESCENT COURT,
                                   SUITE 1700
                               DALLAS, TEXAS 75201
                                 (214) 756-6100
                              (214) 756-6212 (FAX)
    -------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 14, 2001
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                      ------------------
CUSIP No. - 011589 10 8                                      Page 2 of 11 Pages
-----------------------                                      ------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                Caroline Hunt Trust Estate
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]


--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
    NUMBER OF   7      SOLE VOTING POWER                    7,405,506
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY     8      SHARED VOTING POWER                          0
     EACH
   REPORTING   -----------------------------------------------------------------
    PERSON      9      SOLE DISPOSITIVE POWER               7,405,506
     WITH
               -----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER                     0

--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                7,405,506
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9.2%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

                OO
--------------------------------------------------------------------------------

-----------------------                                      ------------------
CUSIP No. - 011589 10 8                                      Page 3 of 11 Pages
-----------------------                                      ------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                The Rosewood Corporation
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]


--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
    NUMBER OF   7      SOLE VOTING POWER                            0
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY     8      SHARED VOTING POWER                    803,974
     EACH
   REPORTING   -----------------------------------------------------------------
    PERSON      9      SOLE DISPOSITIVE POWER                       0
     WITH
               -----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER               803,974

--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                803,974
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.0%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

-----------------------                                      ------------------
CUSIP No. - 011589 10 8                                      Page 4 of 11 Pages
-----------------------                                      ------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                Rosewood Financial, Inc.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
    NUMBER OF   7      SOLE VOTING POWER                            0
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY     8      SHARED VOTING POWER                    803,974
     EACH
   REPORTING   -----------------------------------------------------------------
    PERSON      9      SOLE DISPOSITIVE POWER                       0
     WITH
               -----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER               803,974

--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                803,974
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]

--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.0%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

-----------------------                                      ------------------
CUSIP No. - 011589 10 8                                      Page 5 of 11 Pages
-----------------------                                      ------------------



--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Don W. Crisp, individually and as trustee of Caroline Hunt Trust Estate
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
    NUMBER OF   7      SOLE VOTING POWER                    7,455,935
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY     8      SHARED VOTING POWER                          0
     EACH
   REPORTING   -----------------------------------------------------------------
    PERSON      9      SOLE DISPOSITIVE POWER               7,455,935
     WITH
               -----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER                     0

--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,455,935
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]

--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9.2%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

                OO
--------------------------------------------------------------------------------

-----------------------                                      ------------------
CUSIP No. - 011589 10 8                                      Page 6 of 11 Pages
-----------------------                                      ------------------


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock") of Alamosa Holdings, Inc., a Delaware corporation ("Alamosa"). The principal executive offices of Alamosa are located at 5225 S. Loop 289, Lubbock, Texas 79424.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by Caroline Hunt Trust Estate ("CHTE"), The Rosewood Corporation ("Rosewood") and Rosewood Financial, Inc. ("Financial"), and Don W. Crisp, individually and as trustee of CHTE (Trustee, and together with CHTE, Financial and Rosewood, the "Reporting Persons"). Rosewood is a wholly-owned subsidiary of CHTE and Financial is an indirect wholly-owned subsidiary of CHTE and Rosewood. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

         CHTE is a trust organized under the laws of the state of Texas. The principal activities of CHTE are to invest in closely held stock, other securities and ranching. Rosewood is a Texas corporation. The principal business activity of Rosewood is to act as a holding company. Financial is a Delaware corporation. The principal business activities of Financial are investing in securities for its own account. The Trustee is a United States citizen. The Trustee's principal occupation is as Chairman of the Board of Rosewood. The principal business and office address of each of the Reporting Persons is 100 Crescent Court, Suite 1700, Dallas, Texas 75201.

         The name, business address and present principal occupation or employment, of the advisory board members of CHTE and each executive officer and director of Rosewood and Financial are set forth on Attachment A hereto.

         During the last five years, neither of the Reporting Persons, nor, to the best of their knowledge, any of the trustee or advisory board members of CHTE or executive officers or directors of Rosewood or Financial have been (1) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 14, 2001, CHTE acquired 7,405,506 shares of Common Stock of Alamosa and Financial acquired 803,974 shares of Common Stock of Alamosa and the Trustee, as an individual, acquired 50,429 shares of Common Stock of Alamosa as a result of a merger of Alamosa PCS Holdings, Inc., a Delaware corporation ("Alamosa PCS"), with Alamosa. The Reporting Persons' shares of Alamosa PCS common stock were exchanged for shares of Common Stock of Alamosa at the ratio of 1:1 (the "Merger Shares").

ITEM 4.  PURPOSE OF THE TRANSACTION

         As stated in Item 3 above, the Reporting Persons acquired the Merger Shares as a result of the merger.

         Depending on market conditions and other factors, the Reporting Persons may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons' also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated

-----------------------                                      ------------------
CUSIP No. - 011589 10 8                                      Page 7 of 11 Pages
-----------------------                                      ------------------


transactions to third parties or otherwise. The Reporting Persons have no plans or proposals which relate to or would result in any action specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The responses of the Reporting Persons to Items 7, 8, 9, 10, 11 and 13 on the cover pages of this statement and Attachment A relating to beneficial ownership as well as voting and dispositive power are incorporated herein by reference. The Trustee, as an individual, holds 50,429 shares of Alamosa Common Stock beneficially and of record. The Trustee, in his capacity as trustee of CHTE, may be deemed to have beneficial ownership of the 7,405,506 shares held by CHTE. The Trustee disclaims beneficial ownership in these shares.

         Except as set forth in Item 3 above and Attachment A hereto, neither Reporting Person nor, to the best of their knowledge, any person identified on Attachment A, has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No Reporting Person is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of Alamosa.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated February 26, 2001, entered into by and between CHTE, Rosewood, Financial and the Trustee.

-----------------------                                      ------------------
CUSIP No. - 011589 10 8                                      Page 8 of 11 Pages
-----------------------                                      ------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 26, 2001


                              CAROLINE HUNT TRUST ESTATE

                              By: /s/ DON W. CRISP
                                  --------------------------------------
                                  Don W. Crisp, Trustee

                              THE ROSEWOOD CORPORATION

                              By: /s/ C. JEDSON NAU
                                  --------------------------------------
                                  C. Jedson Nau, Senior Vice President

                              ROSEWOOD FINANCIAL, INC.

                              By: /s/ C. JEDSON NAU
                                  --------------------------------------
                                  C. Jedson Nau, Senior Vice President

                              DON W. CRISP

                                  /s/ DON W. CRISP
                                  --------------------------------------
                                  Don W. Crisp

-----------------------                                      ------------------
CUSIP No. - 011589 10 8                                      Page 9 of 11 Pages
-----------------------                                      ------------------


                                INDEX TO EXHIBITS


EXHIBIT
NUMBER              DESCRIPTION
-------             -----------

   1 Joint Filing Agreement, dated as of February 26, 2001 entered into by and between Caroline Hunt Trust Estate, The
                    Rosewood Corporation, Rosewood Financial, Inc. and Don W.
                    Crisp

-----------------------                                      -------------------
CUSIP No. - 011589 10 8                                      Page 10 of 11 Pages
-----------------------                                      -------------------



                                  ATTACHMENT A

                    THE TRUSTEE AND ADVISORY BOARD MEMBERS OF
            CAROLINE HUNT TRUST ESTATE ("CHTE") AND THE DIRECTORS AND
                 EXECUTIVE OFFICERS OF CERTAIN CHTE SUBSIDIARIES


                              PRESENT BUSINESS     PRESENT PRINCIPAL      AMOUNT OF     DATE     PRICE PER    TYPE OF
    NAME AND POSITION              ADDRESS             OCCUPATION         SECURITIES  ACQUIRED     SHARE    TRANSACTION    PLEDGED
    -----------------         ----------------     -----------------      ----------  --------   ---------  -----------    -------
Schuyler B. Marshall,       100 Crescent Court,   President of             28,000     2/14/01      $17.00    Director       No
President of Rosewood       Suite 1700            Rosewood                                                   options
and director and            Dallas, Texas 75201                            110,000    2/14/01      (1)       (1)
executive officer of
Financial

Susan L. Fish, Senior       100 Crescent Court,   Senior vice                                                               No
vice president and chief    Suite 1700            president and chief      25,183     2/14/01      (1)       (1)
financial officer of        Dallas, Texas 75201   financial officer of
Rosewood and director and                         Rosewood
executive officer of
Financial

C. Jedson Nau, Senior       100 Crescent Court,   Senior vice                                                               No
vice president and          Suite 1700            president and            10,000     2/14/01      (1)       (1)
general counsel of          Dallas, Texas 75201   general counsel of
Rosewood and executive                            Rosewood
officer of Financial

Stephen H. Sands,           100 Crescent Court,   Director of Rosewood                                                      No
Director of Rosewood        Suite 1700                                     49,365     2/14/01      (1)       (1)
                            Dallas, Texas 75201

Laurie Sands Harrison,      100 Crescent Court,   Director of Rosewood                                                      No
Director of Rosewood        Suite 1700                                     98,731     2/14/01      (1)       (1)
                            Dallas, Texas 75201

David K. Sands, Director    100 Crescent Court,   Director of Rosewood                                                      No
of Rosewood                 Suite 1700                                     103,731    2/14/01      (1)       (1)
                            Dallas, Texas 75201

J. B. Sands, Director of    100 Crescent Court,   Director of Rosewood                                                      No
Rosewood                    Suite 1700                                     (2)        (2)          (2)       (2)
                            Dallas, Texas 75201

-----------------------                                     -------------------
CUSIP No. - 011589 10 8                                     Page 11 of 11 Pages
-----------------------                                     -------------------




                               PRESENT BUSINESS     PRESENT PRINCIPAL      AMOUNT OF     DATE     PRICE PER    TYPE OF
    NAME AND POSITION               ADDRESS             OCCUPATION         SECURITIES  ACQUIRED     SHARE    TRANSACTION    PLEDGED
    -----------------          ----------------     -----------------      ----------  --------   ---------  -----------    -------
Patrick B. Sands,            100 Crescent Court,   Director of Rosewood                                                      No
Director of Rosewood         Suite 1700                                     174,279    2/14/01      (1)       (1)
                             Dallas, Texas 75201

John M. Dziminski, Senior    100 Crescent Court,   Senior vice              14,810     2/14/01      (1)       (1)            Yes
vice president of Rosewood   Suite 1700            president of Rosewood
                             Dallas, Texas 75201

Tom Hunt, member of the      5000 Thanksgiving     Chairman of the          (2)        (2)          (2)       (2)            No
advisory board of CHTE       Tower                 Board and director
                             Dallas, Texas 75201   of Hunt Petroleum
                                                   Corporation and the
                                                   management of
                                                   personal and family
                                                   interests

Charles P. Summerall,        16475 Dallas Parkway  Management of            (2)        (2)          (2)       (2)            No
member of the advisory       Dallas, Texas 75252   personal and family
board of CHTE                                      interests


(1)    Acquired as a result of the merger of Alamosa PCS and Alamosa.

(2)    These persons own no shares of Common Stock.